SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                 Commission File Number:  001-12837
                                                          ---------

                      NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [ ]  Form 11-K  [ ]  Form 2-F
[ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                        February 28, 1999
--------------------------------------------------------------------

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             Pameco Corporation
--------------------------------------------------------------------

Former name if applicable

            N/A
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Address of principal executive office (STREET AND NUMBER)

            1000 CENTER PLACE
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City, State and Zip Code

             NORCROSS, GA  30093
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

                   PART II.  RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is in the process of negotiating with certain of its lenders amendments to certain loan agreements. Such amendments, if consummated, will materially impact the information to be set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other disclosure to be included in the Registrant's Annual Report on Form 10-K.

                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Jerry W. Bowman                (770)          798-0700
--------------------------------------------------------------------
              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [x] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 25, 1999, the Registrant issued a press release announcing its preliminary fourth quarter and year-end outlook.
A copy of that press release is attached hereto as Attachment A. In addition, on June 2, 1999, the Registrant issued another press release announcing its actual earnings for the fiscal year ended February 28, 1999. A copy of that press release is attached hereto as Attachment B.


                           PAMECO CORPORATION
             -------------------------------------------
             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   June 2, 1999
----------------------------


       /s/ Jerry W. Bowman
By   ---------------------------------------
     Jerry W. Bowman
     Chief Operating Officer

                         Attachment A


                           PAMECO
                            CORP

CONTACT:
Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
(212)  396-0606

FOR IMMEDIATE RELEASE
---------------------

  PAMECO REPORTS PRELIMINARY FISCAL FOURTH QUARTER, YEAR-END OUTLOOK

NORCROSS, GA - FEBRUARY 23, 1999 - Pameco Corporation (NYSE: PCN) today announced that, as a result of the initial findings of an internal operating review initiated since the change of senior management announced on January 11th, the Company preliminarily expects to report an operating loss for the fiscal 1999 fourth quarter to end February 28th that is significantly larger than previously anticipated.

The widened operating loss for the quarter stems principally from slower than anticipated sales volumes, increased interest expense associated with higher levels of inventory, increased operating expense and other operating inefficiencies principally related to the effect at all levels of the Company of continuing problems with implementation of the Company's new enterprise-wide management information system (MIS).

For the full fiscal year to end February 28, 1999, the Company expects to report a profit from operations.

The Company also announced that it expects to take a one-time charge to fiscal 1999 earnings consisting of: (i) the write-off of certain capitalized training and software costs relating to implementation of the new MIS; (ii) a significant increase in the Company's allowance for losses on Accounts Receivable relating to the increase in aging of such receivables because of billing statement delays and other inefficiencies associated with the transition to the new MIS; (iii) the write-down of inventories associated with certain discontinued product lines; (iv) other charges for damaged equipment in inventory, stemming from an accounting policy change; (v) costs relating to the closing or combining of branch offices and to reorganization of the Company's distribution system across the country; and (vi) anticipated severance payments to the Company's former president and chief executive officer, a former executive vice president and its former chief information officer.

More specific operating data for the 1999 fiscal year will not be available until after the close of the fiscal year on February 28th. Similarly, the scope and amount of the costs associated with each category of the expected one-time charge cannot yet be determined. As such, the Company stated that it intends to report to shareholders bi-weekly beginning with the week of March 15th through press releases updating the status of the Company's operating results. To further insure strict compliance with the disclosure policy, neither the Company nor any officer or director of the Company will comment on the status of operations outside the content of the bi-weekly releases

                            --m  o  r  e--
Pameco Corporation
Page Two
February 23, 1999



until after the final audited results for the fiscal year are published and filed with the SEC in a Form 10-K report.

James R. Balkcom, Chairman, President & Chief Executive Officer, stated: "At the time of the change in our senior management in early January, I promised to provide our shareholders with a broad overview and strategic perspective on the system transition and the overall business within a reasonable time after the close of the fiscal year. In the interim six weeks, the preliminary findings of our ongoing operations review suggested that the probable adverse impact on our financial results will be more serious than we anticipated. We are working very hard to quantify and resolve the underlying issues. As a consequence of our findings to date, we have issued this release and determined to issue bi-weekly updates until the filing of our annual report on Form 10-K. As part of the Form 10-K for the fiscal year, which is required to be filed within 90 days of the close of the fiscal year, the Company will report on the status and outlook for the business, and I will then be free to comment openly on its content."

Pameco Corporation has established a leading position in the consolidating distribution segment of the climate control industry, building a centralized, and national distribution network. Pameco's products include a complete range of heating, air conditioning and refrigeration equipment, parts and supplies ("HVAC/R") for the light commercial and residential HVAC markets and commercial refrigeration market. The products sold by Pameco are used principally for the repair and replacement of existing HVAC/R and for new construction. The Company has 361 branches and 6 distribution centers in 47 states and in 95 of the top 100 population centers in the United States.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Certain statements and other information contained in this press release are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties including, without limitation, the Company's plans for future business development activities, product mix, margin enhancements, the timely review of the Company's MIS and the successful implementation of the MIS and any additional enterprise wide software required to enhance the functionality thereof, eventual improvements to the Company's logistics and delivery system through the MIS, the Company's ability to operate acquired companies in a profitable manner, and other risks and uncertainties described in the Company's reports and filings with the Securities and Exchange Commission. Investors are cautioned that any such forward-looking statements are not guarantees of future performance, involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. The projections contained herein speak only to the Company's expectations as of the date of this press release. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

                                       #  #  #

                       Attachment B

                           PAMECO
                            CORP

CONTACT:

Olivia Yuspa                   Van Negris / Philip J. Denning
Pameco Corporation             Kehoe, White, Van Negris & Company, Inc.
(770) 798-0600                 (212) 396-0606

FOR IMMEDIATE RELEASE
---------------------

         PAMECO CORPORATION REPORTS 1999 FULL FISCAL YEAR AND
FOURTH QUARTER RESULTS IN LINE WITH PREVIOUSLY ANNOUNCED EXPECTATIONS;

                 ANNOUNCES DELAY IN FILING FORM 10-K;

   EXPECTS LOWER THAN ANTICIPATED FISCAL 2000 FIRST QUARTER RESULTS

NORCROSS, GA - JUNE 2, 1999 - Pameco Corporation (NYSE: PCN) today announced results for the 1999 fiscal year and fourth quarter ended February 28, 1999 in line with previously announced expectations.

Revenues for the 1999 fiscal year ended February 28, 1999 were $625.0 million, up 29.1 percent from $484.0 million in fiscal 1998. For the 1999 fiscal fourth quarter, revenues increased 13.9 percent to $121.5 million from $106.6 million in the comparable period a year ago.

Same store sales growth was 9.6 percent in the 1999 fiscal year and
5.3 percent in the fiscal 1999 fourth quarter. National account sales increased 29.5 percent to $50.5 million in fiscal 1999 and increased by 20.5 percent to $11.3 million in the fiscal 1999 fourth quarter as compared to prior year periods.

James R. Balkcom, Chairman, President and Chief Executive Officer, stated: "In fiscal 1999, Pameco primarily focused on generating net sales from the repair and replacement market, which is higher margin and less cyclical than the new construction market due to end users' needs for immediate service and expert technical advice. Although acquired branches contributed significantly to the year-to-year growth in net sales, net sales of HVAC products on a same store basis increased by 14.8 percent for the year ended February 28, 1999 as compared to the prior year. Sales of refrigeration equipment, parts, and supplies increased 3.1 percent on a daily same store basis for the year ended February 28, 1999 as compared to the prior year."

Operating earnings in fiscal 1999 were $6.9 million compared to $17.5 million in the prior year. For the fiscal 1999 fourth quarter, the operating loss was $15.4 million compared to operating earnings of $710,000 in the fiscal 1998 fourth quarter.

The net loss for the 1999 fiscal year was $188,000 compared to net income of $8.8 million in the 1998 fiscal year. For the fourth quarter of fiscal 1999, the net loss was $10.5 million compared to net earnings of $658,000 in the comparable period in fiscal 1998. For fiscal 1999, the diluted loss per share was $0.02 compared to diluted earnings per share of $1.08 in fiscal 1998. The diluted loss per share for the fiscal 1999 fourth quarter was $1.18 compared to diluted earnings per share of $0.07 reported in the comparable period a year ago.

                             -- m o r e --

Pameco Corporation
June 2, 1999
Page Two

The operating loss for the fiscal 1999 full year and fourth quarter stems principally from previously announced non-recurring and restructuring charges to fiscal 1999 earnings consisting primarily of:
(i) the write down of inventories associated with certain discontinued product lines, (ii) other charges for damaged equipment in inventory,
(iii) significant additional expenses incurred during the Company's conversion to a new enterprise-wide management information system ("MIS"), (iv) the expensing of certain training and software costs relating to the implementation of the new MIS, (v) non-recurring charges of $1.5 million related to future severance payments to be paid to the Company's former president and chief executive officer, a former executive vice president, and its former chief information officer, (vi) a $3.2 million restructuring charge for the costs relating to the downsizing of distribution centers and the closing or combining of branch locations, and (vii) an $840,000 charge for costs associated with terminating its dedicated fleet contract.

Excluding the effect of such non-recurring and restructuring charges, for the 1999 fiscal year, operating earnings would have been $20.3 million, net income would have been $8.1 million, and diluted earnings per share would have been $0.89.

The Company also announced that it would delay the filing of its Annual Report on Form 10-K for the fiscal year ended February 28, 1999 with the Securities and Exchange Commission, previously expected to be filed yesterday afternoon, and has filed for an extension. The Company is currently negotiating an amendment to its debt agreement with its lenders, which will materially impact the MD&A and other disclosures in the Company's 10-K. The Company expects to file its Form 10-K within the next two weeks.

The Company further announced that it currently anticipates revenues for the fiscal 2000 first quarter ended May 31, 1999 will range between $158 million and $163 million. At such revenue levels, the Company expects to report fiscal 1999 first quarter operating earnings only slightly above breakeven. The Company attributed the anticipated results to the previously announced on-going resolution of issues associated with the implementation of the Company's new enterprise-wide MIS and unseasonably cool weather patterns in May that prevailed throughout much of the United States.

Mr. Balkcom continued: "Fiscal 1999 was a year marked by both challenge and investment in our future despite encountering operating issues, principally related to the transition to our new enterprise-wide MIS, which severely impacted our financial results in the third and fourth quarters of fiscal 1999 and the first quarter of fiscal 2000. We have made significant progress towards resolving several of the identified problems with the MIS and are beginning to make use of the system's expanded range of capabilities at this early stage of Phase I implementation. CD Group, Inc., which has successfully implemented over 65 JD Edwards enterprise software solutions, is assisting in the integration of Pameco's new MIS system.

"Apart from this complex, on-going systems implementation, our accomplishments in fiscal 1999 were substantial. We continued to aggressively pursue strategic acquisitions, that we believe will be accretive to earnings and enhance our ability to serve national accounts, with 6 acquisitions that added 33 branches to our branch network, which had 361 branches in 47 states and Guam located in 95 of the top 100 population centers in the country as of February 28, 1999.

                             -- m o r e --

Pameco Corporation
June 2, 1999
Page Three

"Given that our ability to integrate acquisitions has been hampered by the conversion to the new MIS, we have intentionally moderated our pursuit of acquisitions until these issues have been more completely addressed.

"During the year, we added several new Partners to the Pameco Supplier Alliance, including Mitsubishi Electric Ductless Split Systems, Thomas & Betts Reznor Heating Products, Research Products' Aprilaire
Humidifiers and Spaceguard Media Filters, Friedrich Room Air
Conditioners and Honeywell Commercial Controls.  Our new Pameco
Supplier Alliance Partners greatly enhance Pameco's ability to meet our customers' total needs.

"We were proud to be honored, for the third year in a row, by Sears as a Partner in Progress. This award recognizes those vendors, from over 10,000 vendors competing for this award, who have demonstrated excellence in product innovation, delivered products of superior quality and value, and who have demonstrated in their dealings with Sears, high levels of integrity and a commitment to excellent service. We are honored to be a member of this select group.

"Looking ahead, we believe that fiscal 2000 will be a year of transition, as we focus on implementing key elements of our business strategy including realizing the advantages of scale provided from our acquisitions of the past two years and growing market share in our present markets.

"During the last three fiscal years, Pameco has made fifteen acquisitions in line with its strategy to occupy a leading position in the consolidating distribution segment of the climate control industry, building a centralized national distribution network. Through these acquisitions, our Company has established a national presence, spanning 95 of the top 100 population centers in the United States. With these acquisitions completed, we are now focused on integrating the business processes and information systems of the acquired companies and on growing our market share in these 95 large markets. Once this integration is complete and the methods are installed to facilitate targeted growth, we will again evaluate the market opportunities for acquisitions.

"We intend to realize the advantages provided from our scale by achieving the following objectives in fiscal 2000:

     "(i)      REDEFINE AND ENHANCE THE KEY BUSINESS PROCESSES ACROSS
THE COMPANY'S LOCATIONS TO ENABLE THE EFFICIENT AND EFFECTIVE DELIVERY OF ITS PRODUCTS AND SERVICES AND THE COMMUNICATION OF INFORMATION SO AS TO PROVIDE ENHANCED CUSTOMER SERVICE AT THE LOWEST TOTAL DELIVERED
COST.    This redefinition and enhancement will focus on the manner in which Pameco conducts business with its customers and suppliers. We will enhance the point of customer focus in our branches after carefully evaluating the potential in each of the markets served. Several branches will be resized, based on the local market demands and potential. The method of resupply to these branches will be redesigned through shifts in the current distribution center network and redefinition of key supplier responsibilities for inventory management and flow. With the enhanced emphasis on customer focus at the branches, certain functions performed in Pameco's Norcross location will be shifted closer to our customers so as to provide more timely and effective customer service.

                             -- m o r e --

Pameco Corporation
June 2, 1999
Page Four

     "(ii)     SUCCESSFULLY COMPLETE THE INITIAL INSTALLATION OF AN
ENTERPRISE SYSTEM TECHNOLOGY SOLUTION TO ENABLE MORE TIMELY AND ACCURATE DATA COMMUNICATIONS SO AS TO PROVIDE ENHANCED CUSTOMER
SERVICE AT THE LOWEST TOTAL DELIVERED COST.    The installation of the
enterprise system technology solution will enable the enhancement of the customer focus in Pameco's branches. The initial software installation was troubled, but is now progressing quickly. We expect the installation of enhanced functionality and the training of personnel will be completed during fiscal 2000. The applications of this enabling technology are already being extended. All branches will have Internet connectivity by Fall of 1999. E-commerce applications for customers and for suppliers are currently being evaluated. We anticipate that a number of our key business processes, which have high customer impact, will lend themselves to enhancement once the new technology platform is in place.

     "(iii)    ENHANCE THE CAPABILITIES OF PAMECO'S ASSOCIATES TO
THOSE SKILL SETS REQUIRED IN AN INTEGRATED SUPPLY COMPANY WHICH USES ITS SCALE TO INTERFACE WITH ITS SUPPLIERS AND TO SERVE CUSTOMERS MORE
EFFICIENTLY AND EFFECTIVELY.   The skill sets of our associates will
be extended through a number of training programs currently under development. These programs, some of which are being contracted from outside the Company, focus on customer service skills, technical skills, interpersonal skills and business management skills. An example of the type of programs being developed are the technical training programs necessary for North American Training Excellence ("NATE") certification. A number of these programs will be delivered at local sites over the Internet using our new technology platform. The first of these programs is expected to be available in the fall of 1999.

"We intend to realize our goal of growing market share in our present markets by achieving the following objectives in fiscal 2000:

     "(i) EXPAND THE PRODUCTS AND SERVICES AVAILABLE TO OUR CURRENT
CUSTOMERS.   Having the right product at the right time and at the
right price available to the customer is key to Pameco's business.
Our scale provides us with a unique opportunity in the market to have a greater array of products and services available to our customers. With the enhancing of our customer focus in local markets, we will undertake customer outreach programs to better understand how we can bring greater value to the relationships we have with our customers. The redefinition of our business processes and the installation of the new information technology platform will provide Pameco with the ability to make each branch more unique and more tailored to the needs of each local market.

     "(ii)     EXPAND THE CUSTOMER BASE SERVED BY PAMECO'S BRANCHES BY
BETTER UNDERSTANDING THE NEEDS OF POTENTIAL CUSTOMERS AND RETROFITTING
THE BRANCHES TO RESPOND TO THE NEEDS OF LOCAL MARKETS.    The growth
opportunity in these 95 markets is large. By enhancing our customer focus in local markets, Pameco's branches will be able to leverage the scale of our Company to bring products and services into a 'one-stop shopping' environment. The marketing outreach programs will focus first on the needs of our existing customers, then on the needs of potential customers within local markets. Local market penetration programs will be developed based on customer attractiveness criteria currently under development. The first of these programs are expected to be available in fall 1999.

                             -- m o r e --

Pameco Corporation
June 2, 1999
Page Five

"We believe that the achievement of these strategic objectives during fiscal 2000 fit our history of investing for profitable growth and maximizing value for both our customers and our shareholders. We will be laying the groundwork for even greater successes than we've had in the past.

"We are a strong company with a committed team, a clear purpose and a high standard of personal conduct in addressing our responsibilities to our shareholders, to our customers and suppliers on whom we depend, and to our associates. That is a winning combination. I thank you for your understanding and for your continuing support and confidence."

Pameco Corporation is one of the largest distributors of HVAC systems and equipment and refrigeration products in the United States, with predecessor corporations dating back to 1931, and has established a leading position in the consolidating distribution segment of the climate control industry, building a centralized national distribution network. Pameco's products include a complete range of heating, air conditioning and refrigeration ("HVAC/R") equipment, parts and supplies for the light commercial and residential HVAC markets and commercial refrigeration market. The products sold by Pameco are used principally for the repair and replacement of existing HVAC/R and for new construction. The Company had 361 branches in 47 states and Guam which are located in 95 of the top 100 population centers in the country as of February 28, 1999.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation the Company's plans for future business development activities, product mix, margin enhancements, the timely review of the Company's management information system ("MIS") and the successful implementation of the MIS and any additional enterprise wide software required to enhance the functionality thereof, eventual improvements to the Company's logistics and delivery system through the MIS, and the Company's ability to operate acquired companies in a profitable manner. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Investors are cautioned that any forward-looking statements are not guarantees of future performance and involve risk and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements. Such risks include, without limitation, risks associated with the Company's information technology, including its MIS, the risk that the Company will not be able to successfully implement its new strategies, the risk that new acquisitions will not be successfully integrated into the Company, the seasonality and cyclicality of the Company's sales, the Company's competition, the Company's dependence on supplier relationships, the increased presence of buying groups and risks related to the Company's borrowings.

Note: Additional information about Pameco Corporation is available on Pameco's World Wide Web site on the Internet located at http://www.pameco.com.

                    -- Statistical Tables Follow

                             -- m o r e --

Pameco Corporation
June 2, 1999
Page Six

                                                               PAMECO CORPORATION
                                                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                                      (In thousands, except share amounts)

                                                                  Year Ended                   Three Months Ended
                                                                 February 28,                     February 28,
                                                                 ------------                     ------------
                                                             1999             1998             1999             1998
                                                             ----             ----             ----             ----
Net sales                                                  $625,042         $484,010         $121,488         $106,618
Costs and expenses:
  Cost of products sold                                     478,093          368,685           94,564           79,860
  Warehousing, selling,
    and administrative expenses                             134,662           98,715           36,773           26,252
  Severance                                                   1,532                -          1,532                  -
  Restructuring                                               4,025                -            4,025                -
  Amortization of excess of cost over acquired
    net assets                                                1,023              381              272              102
  Amortization of excess
    of acquired net assets over cost                         (1,224)          (1,224)            (306)            (306)
                                                           --------          -------         --------         --------
                                                            618,111          466,557          136,860          105,908
                                                           --------          -------         --------         --------
Operating earnings                                            6,931           17,453          (15,372)             710

Other expenses:
  Interest expense, net                                      (5,146)         (1,980)           (1,684)            (569)
  Discount on sales of accounts receivable
   and other expenses                                        (2,904)          (3,086)            (105)            (582)
                                                           --------          -------         --------         --------
(Loss) income before income taxes                            (1,119)          12,387          (17,161)            (441)
(Benefit) provision for income taxes                           (931)           3,541           (6,675)          (1,099)
                                                           --------          -------         --------         --------
Net (loss) income                                          $   (188)         $ 8,846         $(10,486)        $    658
                                                           ========          =======         ========         ========

Basic (loss) earnings per share                              $(0.02)           $1.14           $(1.18)           $0.08
                                                              =====             ====            =====             ====
  Basic weighted average
    shares outstanding                                        8,802            7,779            8,867            8,706
                                                              =====            =====            =====            =====

Diluted (loss) earnings per share                            $(0.02)           $1.08           $(1.18)           $0.07
                                                             ======             ====            =====             ====
  Diluted weighted average
    shares outstanding                                        8,802            8,183            8,867            9,092
                                                              =====            =====            =====            =====

                                                                   - m o r e -
Pameco Corporation
June 2, 1999
Page Seven

                                                               PAMECO CORPORATION
                                                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                                                 (In thousands)
                                                                                      February 28,       February 28,
                                                                                          1999               1998
                                                                                          ----               ----
Assets
Current assets:
        Cash and cash equivalents                                                      $     148           $    142
        Accounts receivable, less allowance of $6,210
          at February 28, 1999 and $3,992 at February 28, 1999                            35,507             35,266
        Inventories                                                                      157,621            123,041
        Prepaid expenses and other current assets                                          4,149              1,554
                                                                                        --------           --------
                Total current assets                                                     197,425            160,003
Property and equipment, net                                                               15,694             11,603
Excess of cost over acquired net assets, net                                              44,948             25,613
Deferred income tax assets and other assets                                               15,821             13,593
                                                                                        --------           --------
               Total assets                                                             $273,888           $210,812
                                                                                        ========           ========

Liabilities and shareholders' equity
Current liabilities:
        Accounts payable                                                               $  68,521          $  60,323
        Accrued compensation and withholdings                                              4,661              5,115
        Notes payable                                                                          -              7,700
Other accrued liabilities and expenses                                                    26,723             18,112
                                                                                        --------           --------
                Total current liabilities                                                 99,905             91,250

Long-term liabilities:
       Debt                                                                               95,608             42,072
       Capital lease obligations, warranty reserves, and other                             3,675              3,839
                                                                                        --------           --------
                Total long-term liabilities                                               99,283             45,911
Excess of acquired net assets over cost, net                                               4,160              4,999
                Total shareholders' equity                                                70,540             68,652
                                                                                        --------           --------
                Total liabilities and shareholders' equity                              $273,888           $210,812
                                                                                        ========           ========

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